Exhibit 1.31

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

INSIDE INFORMATION

Pursuant to article 226 of the consolidated text of the Securities Market Act, approved by Legislative Royal Decree 4/2015 of 23 October 2015, it is hereby notified that, as of today, 29th May 2020, Bankia, S.A. has reached an agreement with Cecabank, S.A. for the transfer of its collective investment schemes and pension fund depository business, which currently includes a volume under deposit of approximately 26 billion euros.

The effectiveness of the agreement is subject to the fulfilment of certain suspensive conditions, such as obtaining the appropriate regulatory authorization.

The fixed amount of the consideration to be received on the closing date of the transaction is 170 million euros, without considering additional collections subject to the fulfilment of certain volume objectives.

Madrid, 29th May 2020

BANKIA, S.A.

This document is a translation of an original text in Spanish. In case of any discrepancy between the English and the Spanish version, the Spanish version will prevail.